

Mail Stop 3561

August 20, 2015

Mohawk Industries, Inc.
Frank H. Boykin
Chief Financial Officer
160 S. Industrial Blvd.
Calhoun, Georgia 30701

> **Re: Mohawk Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-13697**

Dear Mr. Boykin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1. Based on your disclosures on page 63, we note that you generated 50% of your pretax income from foreign operations in fiscal year 2014. Please tell us what consideration you gave to separately discussing the results and trends of the geographic regions and/or countries in which you operate. We note that management discusses geographic results and trends during quarterly earnings calls and it appears such information would be useful to investors. Please also disclose, if material, revenues and long-lived assets by individual country. Refer to the guidance in Item 101(d) and Item 303 of Regulation S-K and SEC Release No. 33-8350.

Year Ended December 31, 2014, as Compared with Year Ended December 31, 2013

Gross Profit, page 22

2. Tell us what consideration you gave to expanding your gross profit discussion to provide more insight into the factors underlying the change in your cost of sales and the material trends and uncertainties associated with your cost of sales. In this regard, we note cost of sales is a material expense for you and we assume it could potentially vary across your three segments. Your current analysis of cost of sales within your analysis of gross profit appears relatively brief. Refer to Item 303(a)(3)(i) of Regulation S-K.

Selling, general and administrative expenses, page 22

3. Please discuss SG&A on an absolute basis in addition to relative to sales. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. Please also quantify the impact of foreign exchange rates on SG&A expense.

Income tax expense, page 23

4. Based on your income tax footnote disclosures, it appears that there is a significant disparity in the effective tax rates of your domestic and international operations. Please revise your discussion to separately discuss the reasons for fluctuations in domestic and foreign effective tax rates and consider quantifying your domestic and foreign effective tax rates. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 25

5. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2013 and 2012. Your discussion should be accompanied by an analysis at an appropriate level of detail that is not just a recitation of changes evident from the financial statements. Please note that in regard to operating cash flows your analysis

should focus on factors that directly affect cash, and not merely refer to higher earnings. Refer to Section IV.B of SEC Release No. 33-8350.

Item 8. Consolidated Financial Statements and Supplementary Data

(1) Summary of Significant Accounting Policies, page 41

General

6. We note your disclosure on page 12 that you may have difficulty repatriating cash from non-U.S. subsidiaries. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X with respect to providing footnote disclosure about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Please refer to SAB Topic 6K for further guidance.

(11) Product Warranties, page 56

7. Although paid warranty claims have decreased approximately 6% since fiscal 2012, your warranty expense has decreased approximately 22% over that timeframe. Please explain to us why warranty expense decreased at a much greater percentage over the last three years than paid warranty claims.

(13) Employee Benefit Plans, page 60

8. We note that a Belgian pension plan "no longer qualified as a defined benefit plan" during 2014. Please tell us the cause of this change, how you accounted for the plan during 2014, and quantify for us the materiality of this plan on your historical financial statements.

(15) Income Taxes, page 63

9. We note the significance of the "Foreign income taxes" line item within your tax rate reconciliation. Please tell us the nature of the items included within this line item and, if it includes amounts that do not relate to the difference in tax rates between foreign and domestic operations, please segregate this line item into additional categories.

(16) Commitments and Contingencies, page 66

10. We note from your second quarter Form 10-Q contingency footnote that you recorded a $125 million charge during the first quarter of 2015 related to the settlement and defense of your U.S. and Canadian antitrust cases. Please tell us the amount accrued for these matters at December 31, 2014. Considering you had an agreement in principle to settle the Canadian actions at the time you filed your Form 10-K and the U.S case was settled

shortly after the filing date, also clarify why you were unable to estimate the amount or range of loss, if any, in excess of amounts accrued.

(18) Segment Reporting, page 68

11. We note you present geographic net sales and long-lived assets for "North America" and the "Rest of World." We also note the significant increase in Rest of World sales over the last three fiscal years. Given the materiality of your foreign operations, tell us what consideration you gave to separately disclosing net sales and long-lived assets of individual foreign countries, where material, as noted in ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products